Exhibit 12
ConAgra Foods Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen
weeks ended
August 28, 2011
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$122.9
Add (deduct):
Fixed charges	67.9
Distributed income of equity method investees	3.9
Capitalized interest	(2.0)

Earnings available for fixed charges (a)	$192.7

Fixed charges:
Interest expense	$54.2
Capitalized interest	2.0
One third of rental expense (1)	11.7

Total fixed charges (b)	$67.9

Ratio of earnings to fixed charges (a/b)	2.8

(1)	Considered to be representative of interest factor in rental expense.

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